Imperial Capital, LLC

Statement of Financial Condition

December 31, 2021

Public Document

Imperial Capital, LLC

Statement of Financial Condition
December 31, 2021

Public Document

Imperial Capital, LLC

Contents

PUBLIC DOCUMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 31st day of March , 20 22 , by Sara Williams
Mark Martis
                                                                                    ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



SARA VALERIE WILLIAMS
Notary Public - California
Los Angeles County
Commission # 2392477
My Comm. Expires Feb 2, 2026

(Seal)   Signature Sara Williams

2C



Tel: 310-557-0300   515 South Flower Street
Fax: 310-557-1777   47th Floor
www.bdo.com   Los Angeles, CA 90071

Report of Independent Registered Public Accounting Firm

To the Managing Member of
Imperial Capital, LLC
Los Angeles, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the "Broker-Dealer") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 1997.

Los Angeles, California

March 31, 2022

PUBLIC DOCUMENT

Statement of Financial Condition

Imperial Capital, LLC

Statement of Financial Condition

December 31,		2021
Assets		
Cash and cash equivalents	$	22,081,837
Restricted cash		400,006
Investments, at fair value		3,124,105
Accounts receivable:		
Corporate finance fees		783,584
Bank debt		22,384
Receivables from affiliates		294,716
Equipment, furniture, leasehold improvements and software, net		3,469,124
Operating lease right of use assets		13,571,525
Prepaid and other assets		2,753,522
Goodwill, net		7,816,063
Total assets	$	54,316,866
Liabilities and Member's Equity		
Liabilities		
Commissions and bonuses payable	$	9,480,714
Accounts payable and accrued liabilities		2,489,971
Payables to affiliates		225,332
Operating leases payable		16,290,977
Total liabilities		28,486,994
Commitments and Contingencies (Notes 7 and 8)		
Member's equity		25,829,872
Total liabilities and member's equity	$	54,316,866

See the accompanying notes to the financial statement.

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Imperial Capital, LLC

Notes to Financial Statements

1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (the Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from various offices within the United States. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC (the Parent).

The Company has an agreement with a clearing broker (Pershing, LLC) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement and Possession or Control Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at banks and financial institutions and, at times, balances may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at banks and brokerage accounts. Accounts at each bank are insured by the Federal Deposit Insurance Corporation and brokerage accounts with the Securities Investors Protection Corporation up to certain limits. At December 31, 2021, the Company had approximately $21.2 million in excess of insured limits.

Valuation of Investments

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

Fair Value Hierarchy

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

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The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation Process for Financial Instruments

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company uses an independent third party to determine valuations of certain securities. These securities consist of units and warrants. The units are valued based on the publicly traded prices. The warrants are then valued using the Binomial Lattice framework or the Black Scholes model depending on the features of the securities. Specifically, the warrants with no redemption feature are valued using a Black Scholes model while the securities with redemption feature are valued using a Binomial Lattice framework. Further, the analysis was performed within a calibration framework wherein the public stock and warrant prices were considered to imply the volatility of the underlying stock and the implied volatility was then used to estimate the value of the underwriting private warrants. The model also considers the securities restrictions as to when it can be sold or expires worthless and the Company's limited liquation preferences.

The Company may receive units or warrants as earned fees for services provided. At the time of issuance, the Company determines the fair value of units using the publicly traded stock prices and the fair value of warrants using the Black Scholes model for securities with no redemption feature and a Binomial Lattice framework for warrants which have a redemption feature. The analysis further includes discounts for lack of marketability, the limited term and restrictions on liquidation preferences.

COVID-19 and Liquidity

In March 2020, the World Health Organization declared a new strain of coronavirus ("COVID-19") outbreak as a pandemic. The COVID-19 pandemic has adversely affected the global and U.S. economics and has caused significant disruption throughout the financial markets. While the

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Company expects the impacts of COVID-19 to have a potentially adverse effect on the Company's business, financial condition and results of operations, including delays in investment banking transactions and the unknown impact on the Company's institutional customer base, the Company is not able to predict the full extent of the impact on its future business. As discussed in Note 14, the Company received in 2020 a Paycheck Protection Program and Economic Injury Disaster loan which has helped to alleviate the impact of COVID-19 and in 2021 the loan was forgiven. Should the impacts of COVID-19 continue over an extended period, the Company's plan to alleviate the potential continued impacts would include reducing payroll and other costs such as technology and market data costs as well a reduction in transaction costs. As a result, the Company believes it will be able to continue its operations into the future.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable and Accrued Liabilities - The carrying amounts of cash and cash equivalents, accounts receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments.

Exchange-Traded Equity Securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management and are generally categorized within Level 2 of the fair value hierarchy.

Corporate Bonds - The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and would be classified as Level 1. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

Warrants - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management based on potential transaction expectations or option pricing models and are considered Level 3.

Investment in a Limited Liability Company - The Company invests in a limited liability company that calculates net asset value per share. The Company values this investment at net asset value per share, in accordance with accounting guidance that allows for net asset value per share to be used as a practical expedient for fair value provided that: 1) the investment does not have a readily determinable fair value, and 2) the entity has all of the attributes of an investment company or issues financial statements using guidance that is consistent with the accounting guidance for investment companies. An investment in a limited liability company that utilizes net asset value ("NAV") to measure its fair value is omitted from the leveling table in Note 3 due to the adoption of Accounting Standards Update ("ASU") 2015-07 (Fair Value Measurement (Topic 820)). Due to the nature of the investment, it is possible that investments in the limited liability company will be sold at amounts materially different from the net asset per unit.

Imperial Capital, LLC

Notes to Financial Statements

Prepaid and Other Assets

Prepaid and other assets consist primarily of prepaid market data services, rents and deposits on leased office space. Also included are receivables from customers and employees.

Equipment, furniture, leasehold improvements and software

Equipment, furniture, leasehold improvements and capitalized software are recorded at cost. Depreciation on equipment, furniture and capitalized software is provided using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are funded by landlord incentives or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease.

Fair Value of Operating Leases

The Company uses FASB Accounting Standards Codification (ASC) 842, Fair Value of Operating Leases, for its operating leases. The Company recognizes the operating lease right of use assets ("ROU") and an operating lease liability representing an obligation to make future lease payments for operating leases, measured on a discounted basis in the Statement of Financial Condition.

Credit Losses

The Company uses FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments" to measure its expected credit losses. This ASU amended several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

Goodwill

Goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment as appropriate with changing events or circumstances, and at a minimum, on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and results of operations. No impairment charges were recorded during the year ended December 31, 2021.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected undiscounted future cash flows. No impairment charges were recorded during the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

2. Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a clearing deposit with Pershing LLC to satisfy the requirement under its clearing agreement. This entire deposit is held in a cash account. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days.

The following are financial instruments that are cash and cash equivalents as of December 31, 2021:

December 31,		**2021**
Cash held at Pershing, LLC, including money market of $7,030,044	$	13,168,547
Cash in banks		8,913,290
Cash in bank held in segregated account for exclusive benefit of customers – restricted		150,000
Clearing cash deposit held at Pershing, LLC – restricted		250,006
Total unrestricted and restricted cash	$	22,481,843

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3.   Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2021 based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

Investments	Level 1	Level 2	Level 3	Total
		Fair Value Hierarchy		
Assets				
Common, preferred stocks and warrants	$ 60,969	$ 2,996,902	$ 4,347	$ 3,062,218
Corporate bonds	58,199		3,688	61,887
Investment in a limited liability company LLC measured at NAV*	-	-		-
Total	$ 119,168	$ 2,996,902	$ 8,035	$ 3,124,105

Certain investments that are measured at fair value using the NAV have not been categorized in the fair value hierarchy. This amount is included in the table so fair value of the investments listed in the Statement of Financial Condition is reconciled.

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2021, in the following table. At the end of the year, the Company transferred $1,778,540 of Level 3 securities to Level 2. The securities are publicly traded but restricted due to the timing of when they can be sold.

	Common Stocks and Warrants	Corporate Bonds	Total
Beginning balance as of January 1, 2021	$ 1,809,060	$ 4,842	$ 1,813,902
Realized gains (losses), net	(26,000)	-	(26,000)
Transfer to Level 2	(1,778,540)		(1,778,540)
Unrealized gains (losses), net	(173)	(1,154)	(1,327)
Purchases (sales), net	-	-	-
Ending balance as of December 31, 2021	$ 4,347	$ 3,688	$ 8,035

During the year there were no transfers from Level 1 or Level 2 to Level 3. The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

Imperial Capital, LLC

Notes to Financial Statements

As of December 31, 2021, the Company had the following investment in an entity that calculates net asset value per share:

December 31, 2021

Description	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
		(In thousands)		
Equity Long /Short Hedge Fund (a)	$ -	$ -	**Annually**	**90 days**

(a) This class includes investments in a hedge fund that targets special situation, deep-value investments in both long and short positions throughout the capital structure. Management of the hedge fund has the ability to shift investments through the capital structure, from small to large capitalization companies in all industries, and from a net long position to a net short position. The fair values of the investments in this class have been estimated using the net asset value of the investment.

Level 3 Valuation Techniques

The following table summarizes the Company's Level 3 fair value valuation techniques as of December 31, 2021:

Assets (at fair value)	Fair value at December 31, 2021	Valuation technique	Unobservable Inputs
Common stocks and warrants	$ 4,347	Indication pricing from 3rd party services, cost method and future value based on corporate announcements.	Lack of marketability
Corporate bonds	3,688	Indication pricing from 3rd party services, corporate actions and cost method.	Lack of marketability.
Total Level 3	$ 8,035		

4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. Unrealized gains or losses on these derivative contracts are recognized currently in the Statement of Operations as a component of investment and principal transactions. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

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PUBLIC DOCUMENT

5. Equipment, Furniture, Leasehold Improvements and Software

Equipment, furniture, leasehold improvements and software have the following useful lives and are composed of the following at December 31, 2021:

	Useful life	2021
Computer hardware and software	3-5 years	$ 4,873,968
Leasehold improvements	Lease term	5,590,598
Furniture and fixtures	7 years	1,082,093
Office equipment	5 years	311,565
Total		11,858,224
Less accumulated depreciation and amortization		(8,389,100)
		$ 3,469,124

During the year, $110,679 of fully deprciated leasehold improvements were retired and disposed.

6. Subordinated Borrowings

Imperial Capital, LLC entered into a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) which was amended in April 28, 2021 that provides for borrowings under a line of credit of up to $25,000,000 through April 28, 2022. The note bears interest at prime plus 25 basis points and payments on the unused line of credit are made monthly at a rate of 0.25%. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. In order to facilitate underwriting activities, the Company received two temporary subordinated debt borrowings ranging from $30.0 million to $37.5 million and that as of December 31, 2021 the facility returned to its $25M borrowing limit. As of December 31, 2021, no amounts were outstanding under the Subordinated Debt Facility.

7. Leases

All of the Company's existing lease arrangements are operating leases. The Company records an operating lease ROU and corresponding operating lease liabilities on its balance sheet, representing an obligation to make lease payments for operating leases, measured on a discounted basis. The Company measures its ROU assets and lease liabilities at the present value of future lease payments using the incremental borrowing rate as the discount rate. The incremental borrowing rate ranged from 2.29% to 6.15% that varies depending on the office location, and the weighted average discount rate is 6.01% at December 31, 2021.

As of December 31, 2021, ROU assets totaling $13.6 million consists of six operating leases for office space. These operating leases may include optional renewal periods and the Company has concluded that operating lease extensions are not reasonably certain of being exercised and thus have not been included in lease accounting.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The operating leases include fixed and variable rental payments.

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Variable payments increase over time at pre-determined dates based on various factors as defined in the operating leases.

The Company entered into a sublease agreement that terminates April 15, 2022.

Future minimum rental payments due under the operating leases at December 31, 2021 are as follows.

Years ending December 31,	Amount
2022	$ 4,337,919
2023	4,259,759
2024	4,322,293
2025	2,316,488
2026	1,972,302
2027 and thereafter	1,700,503
Total minimum operating lease payments	18,909,264
Less imputed interest	2,618,287
Operating lease liability	$ 16,290,977

As of December 31, 2021, the weighted-average remaining lease term for all operating leases is 4.7 years which expire through October 2027.

For the year ended December 31, 2021, there were no new right of use assets and operating lease liabilities.

Additionally, in connection with two operating office leases, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlords, totaling $3.0 million. As of December 31, 2021, there have been no amounts drawn under the letters of credit.

8.   Commitments and Contingencies

Legal Matters

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

Indemnification Agreements

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no known contingent liabilities associated with these indemnification agreements as of December 31, 2021.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2021, there were no amounts to be indemnified to the Clearing Broker for these accounts.

9. Transactions with Affiliates

The Company has transactions with certain affiliates and employees. Included in the Statement of Financial Condition and the Statement of Operations are the following related party transactions:

Statement of Financial Condition

Receivables from Affiliates	$	294,716
Payables to Affiliates	$	225,332

10. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for 30 days or longer. Employees may contribute up to a maximum employee contribution of $19,500. For participants age 50 and above, the contribution limit for additional catch-up contributions was $6,500. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company.

11. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2021, the Company had net capital of $16,264,019 which was $16,013,735 in excess of the required net capital.

The Company follows SEC guidance, "Treatment of Operating Leases under Rule 15c3-1" when transitioning to the new leasing standard. Accordingly, the Company adopts the following accounting policy for computing net capital:

- When computing net capital, the Company cannot add back an operating lease asset to offset an operating lease liability unless the asset and the liability arise from the same operating lease; and the amount of the asset as to each lease may not exceed the liability on the balance sheet arising from that lease.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the

counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. Options are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

13. SEC Rule 15c3-3

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions.

14. Payroll Protection Program

In March 2020, the "Coronavirus Aid, Relief, and Economic Security" (CARES) Act was signed into effect. The CARES Act among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side of social security payment, net operating loss carryback period, alternative minimum tax credit refunds, medications to the net interest deduction limitation, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

Imperial Capital, LLC

Notes to Financial Statements

The CARES Act also appropriated funds for the SBA Payroll Protections Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small business harmed by COVID-19. In April 2020, the Company meeting all the requirements that were in effect at the time was approved to receive a loan of $3.7 million, which according to terms, will bear interest at an annual rate interest rate of 1.0%, payments will be amortized over 18 months beginning in November 2020.The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further required the Company to consider the current business activity and its ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business.

The Company utilized the funds to maintain its level of operations prior to the pandemic for payroll costs, rents and utilities, communication and market data costs and for the additional costs incurred related to employees working remotely.

In late 2020, the Company submitted its loan forgiveness application to the lender including supporting documentation of payroll costs, rents and utilities and communication and market data costs for a loan forgiveness of $3.4 million representing the funds used from April 20, 2020 until June 14, 2020. On February 2, 2021, the Company received approval from the lender of its forgiveness application and in July 2021 received final approval from the SBA, upon approval the Company repaid to the SBA the unforgivable portion of $340 thousand.

15.   Subsequent Events

Management has evaluated subsequent events through March 31, 2022, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, the Company's financial statements.

In March 2022, the Company entered into a Surrender and Termination agreement to terminate its New York City office. The Company simultaneously entered into a new ten year lease for New York City space with a commencement date of March 2022 and a rent commencement date of February 2023. At the end of the fifth year the Company may terminate the lease.

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